PROTECTION PLUS
                          OPTIONAL DEATH BENEFIT RIDER


This rider is part of your [Contract/Certificate], and the same definitions apply to the capitalized terms used herein. The benefit described in this rider is subject to all the terms contained in your [Contract/Certificate], except as modified below.

In this rider, "we", "our", and "us" means Equitable Life Assurance Society of the United States and "you" and "your" means the Owner.

THIS RIDER'S BENEFIT

The death benefit payable when Protection Plus is included in your [Contract/Certificate] is equal to your death benefit payable as described in the "Death Benefit" section of the [Contract/Certificate] to which this rider is attached, or your enhanced Death Benefit Rider if elected, increased by the Protection Plus Death Benefit Increment.

The Protection Plus Death Benefit Increment is equal to:

[40% (for Annuitant's issue ages up to age 70) or 25% (for Annuitant's issue ages 71 through 75)]

         of your death benefit as described in the Death Benefit section less your Protection Plus Contributions.

The value of the Protection Plus Death Benefit is frozen on the first Contract Date Anniversary after the Annuitant turns age 80, except that the benefit will be reduced for subsequent withdrawals on a pro rata basis.

DEFINITIONS

PROTECTION PLUS CONTRIBUTIONS are the sum of all Contributions you have made adjusted for each withdrawal that exceeds your Protection Plus Earnings as defined below. Your Protection Plus Contributions will be reduced by the amount of that excess. We make this calculation as of the Transaction Date of each withdrawal.

PROTECTION PLUS EARNINGS as of the date of each withdrawal is equal to (a) minus
(b), where:

a) is the greater of the Annuity Account Value and the death benefit immediately prior to the withdrawal, and
b)  is Protection Plus Contributions as adjusted by any prior withdrawals.


[APPLICABLE IF THE SUCCESSOR OWNER ANNUITANT OPTION IS AVAILABLE]
[SPECIAL RULES FOR SUCCESSOR OWNER ANNUITANT

This rider shall remain in effect when the Successor Owner Annuitant ("SOA") election is made if the SOA is less than or equal to age [75] on the date of the Annuitant's death. If the SOA is greater than age [75], then this rider terminates and the charge is discontinued. The Protection Plus Death Benefit Increment will be added to the Annuity Account Value based on your current allocation on file, along with the excess, if any, of the death benefit. The sum of these amounts will be substituted for Protection Plus Contributions in the above formula, as of the date that the SOA election is made. In addition, the percentage used to determine the Protection Plus Death Benefit Increment will be based on the SOA's age on the date of the Annuitant's death.]


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                                       -1-
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THE COST OF THIS RIDER

The charge for the Protection Plus Death Benefit is shown in the Data Pages.

GENERAL PROVISIONS OF THIS RIDER

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the [Contract/Certificate] terminates,
(ii) the SOA is age [76] or older at the time he/she becomes SOA, (iii) the [Contract/Certificate] is continued under the Beneficiary Continuation Option, if applicable, or (iv) the [Contract/Certificate] is annuitized, including exercise of Guaranteed Minimum Income Benefit (also referred to as Living Benefit), if applicable.


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                  /s/ Pauline Sherman
--------------------------                  -------------------
Christopher M. Condron                      Pauline Sherman
Chairman and Chief Executive Officer        Senior Vice President, Secretary and
                                            Associate General Counsel


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                                       -2-